

Press Release
#05-02

FOR IMMEDIATE RELEASE

Texen Oil and Gas Announces Agreement with Durango Resources Corporation

Houston, Texas, January 27, 2005, – Texen Oil and Gas, Inc. (OTC BB: TXEO) is pleased to advise that the Company has entered into an agreement with Durango Resources Corporation of Houston, TX ("Durango") that provides for Durango conducting a ARMSystem study of the Helen Gohlke Field in exchange for an interest in the field. Durango is a subsidiary of Swanson Consulting Services, a premier reservoir consulting company that offers worldwide consulting services to the hydrocarbon exploration and production industry. The ARMSystem is a proprietary project management system and will be used in conjunction with ReservoirGrail, a patent-pending Time Dynamic Volumetric Balancing technology, to identify the amount and location of residual hydrocarbon reserves.

"The significant investment by Durango in this six month study shows that they share our confidence that this mature field may contain significant additional reserves" stated Mr. Fimrite, "We appreciate the assistance of Jeff Rawson of Merrick Capital Corporation in negotiating this agreement which provides access to leading industry geological analysis of the reservoir structure in this prolific field."

The Company has five leases in this field covering approximately 4,100 acres with 34 shut in well bores of which 16 wells are producing or capable of production. The leases also have approximately 40 plugged and abandoned wells, some of which may merit re-entry based on current market prices. The Company owns a significant infrastructure system in the field including an extensive deeded pipeline gas gathering and transmission system.

"The combination of existing wells, pipelines and sixty years of production information provides an excellent platform for enhancing shareholder value through developing this existing asset of the Company" stated Mr. Dave Cole, the Company's Chief Geologist, "In addition, we hope to build on this relationship with Durango to exploit the enhancement of reserves and production in this field and seek out similar opportunities to work together in the future."

"The history and field characteristics of the Helen Gohlke Field are well suited to application of our field study technologies," stated Jeff Swanson, President of Durango Resources." "We have confidence that our investment in this study will result in additional drilling and workover opportunities suitable for participation by Durango."

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas producing properties in Victoria, DeWitt and Waller Counties, Texas. The Company trades under the stock symbol TXEO on the OTC bulletin board. For additional information, please visit our web site at: www.texenoilandgas.com.

Contact Information:

Corporate Offices:
Tel: 1-713-782-5758
Fax: 1-713-782-1173

Investor Relations:
Jim Elbert
888-388-8989

Forward-Looking Statements: This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Forward looking statements in this news release include the expectation that the proposed Field Study may determine additional reserves and location of hydrocarbons; that this provides an excellent platform for enhancing shareholder value through developing this existing asset; that the study will result in additional drilling and workover opportunities; and that similar opportunities may result . Many factors may affect the outcome of the Field

Study and the Field Study if completed may not increase reserves and may alternatively suggest lower than projected reserves. The methods used for the study are not foolproof and mistakes may occur. If additional reserves are identified the Company may not necessarily have the resources to exploit the reserves or may not be able to do so on terms favorable to the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings, and general risk factors for other junior oil exploration and development companies filed on Edgar, such as competition, variable prices, environmental issues and other risk factors which also affect our company. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.